UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Mediaset España Comunicación S.A.

(Name of Subject Company)

Not applicable

(Translation of Company’s Name into English (if applicable))

Spain

(Jurisdiction of Subject Company’s Incorporation or Organization)

Mediaset Investment N.V.

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Mediaset España Comunicación S.A.

Isabel Ortega Pérez-Villanueva

Carretera de Fuencarral a Alcobendas 4

28049 Madrid, Spain

+34 91 396 61 88

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents

Exhibits.

99.1	Joint Announcement of Mediaset S.p.A. and Mediaset España Comunicación S.A.*

99.2	Common Merger Plan**

99.3	Mediaset España Comunicación, S.A. Board of Directors Report**

99.4	Mediaset S.p.A. Board of Directors Report**

99.5	Mediaset Investment N.V. Board of Directors Report**

99.6	Mediaset España Comunicación, S.A. Expert Report**

99.7	Mediaset S.p.A. Expert Report**

99.8	Mediaset Investment N.V. Expert Report 1**

99.9	Mediaset Investment N.V. Expert Report 2**

99.10	Mediaset Investment N.V. 2017 Annual Report**

99.11	Auditors Report regarding 2017 Financial Statements of Mediaset Investment N.V. **

99.12	Mediaset Investment N.V. 2018 Annual Report**

99.13	Auditors Report regarding 2018 Financial Statements of Mediaset Investment N.V. **

99.14	Articles of Association of Mediaset Investment N.V. **

99.15	Proposed Articles of Association of MFE**

99.16	Segregation Plan***

99.17	Mediaset España Comunicación, S.A. Board of Directors Report regarding the Segregation***

99.18	Expert Report regarding the Segregation***

99.19	Articles of Association of Mediaset España Comunicación, S.A.***

99.20	Articles of Association of Grupo Audiovisual Mediaset España Comunicación, S.A.U.***

99.21	Proposed Articles of Association of Grupo Audiovisual Mediaset España Comunicación, S.A.U. following the Segregation***

99.22	Information regarding Directors of Mediaset España Comunicación, S.A. and Grupo Audiovisual Mediaset España Comunicación, S.A.U.***

99.23	Information regarding Proposed Directors of Mediaset España Comunicación, S.A. and Grupo Audiovisual Mediaset España Comunicación, S.A.U. following the Segregation***

99.24	Articles of Association of Mediaset S.p.A.***

99.25	Information regarding the Directors of Mediaset S.p.A., Mediaset España Comunicación, S.A. and Mediaset Investment N.V.***

99.26	Information regarding the Proposed Directors of Mediaset Investment N.V.***

99.27	Mediaset España Comunicación, S.A. 2016 Individual Financial Statements, Directors Report and Audit Report****

99.28	Mediaset España Comunicación, S.A. 2016 Consolidated Financial Statements and Audit Report****

99.29	Mediaset España Comunicación, S.A. 2017 Individual Financial Statements, Directors Report and Audit Report****

99.30	Mediaset España Comunicación, S.A. 2017 Consolidated Financial Statements and Auditors Report****

99.31	Mediaset España Comunicación, S.A. 2018 Individual Financial Statements, Directors Report and Audit Report****

99.32	Mediaset España Comunicación, S.A. 2018 Consolidated Financial Statements and Auditors Report****

99.33	Grupo Audiovisual Mediaset España Comunicación, S.A.U. 2017 Financial Statements, Management Report and Audit Report****

99.34	Grupo Audiovisual Mediaset España Comunicación, S.A.U. 2018 Financial Statements, Management Report and Audit Report****

99.35	Mediaset S.p.A. 2016 Individual Financial Statements, Directors Report and Audit Report****

99.36	Mediaset S.p.A. 2016 Consolidated Financial Statements and Auditors Report****

99.37	Mediaset S.p.A. 2017 Individual Financial Statements, Directors Report and Audit Report****

99.38	Mediaset S.p.A. 2017 Consolidated Financial Statements and Auditors Report****

99.39	Mediaset S.p.A. 2018 Individual Financial Statements, Directors Report and Audit Report****

99.40	Mediaset S.p.A. 2018 Consolidated Financial Statements and Auditors Report****

99.41	Mediaset España Comunicación, S.A. Notice Convening an Extraordinary General Shareholders Meeting

99.42	Mediaset España Comunicación, S.A. Board of Directors Proposed Resolutions for the Extraordinary General Shareholders Meeting

99.43	Grupo Audiovisual Mediaset España Comunicación, S.A. Comparison between Current and Proposed Articles of Association

99.44	Mediaset Investment N.V. Comparison between Current and Proposed Articles of Association

99.45	Mediaset España Comunicación, S.A. Terms and Conditions for the Initial Allocation of Special Voting Shares A

99.46

Mediaset España Comunicación, S.A. Initial Election Form for Mediaset España Shareholders for the Allocation of Special Voting Shares A of MFE — MediaForEurope N.V. after the Merger of Mediaset S.p.A. and Mediaset España Comunicación, S.A. with and into Mediaset Investment N.V.

99.47	Mediaset España Comunicación, S.A. Rules Applicable to Representation and Voting by Remote Means

*	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB on June 10, 2019.
**	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on June 20, 2019.
***	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on June 21, 2019.
****	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB/A on June 24, 2019.

Item 2.   Informational Legends

This business combination is made for the securities of a foreign company.  The business combination is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in the business combination, such as in open market or privately negotiated purchases.

A legend complying with Rule 802 under the Securities Act of 1933, as amended, was either included in each of the Exhibits listed above or, where the relevant documents were delivered through an electronic medium, presented in a manner reasonably calculated to draw attention to it.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Mediaset Investment N.V. filed an irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on June 10, 2019.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDIASET INVESTMENT N.V.

		By:	/s/ Monica Ballabio
		Name:	Monica Ballabio
		Title:	Director
Date:	July 1, 2019